Exhibit 99.1

To the shareholders of SOPHiA GENETICS SA (the Company)

Invitation to the Annual General Meeting

Date and Time: Monday, June 26, 2023, at 8:00 a.m. (08:00) EDT / 2:00 p.m. (14:00) CEST

Location: Offices of SOPHiA GENETICS SA, La Pièce 12, 1180 Rolle, Switzerland

Dear Fellow Shareholders,

2022 was an incredible year for SOPHiA GENETICS. We made tremendous progress across our strategic objectives and demonstrated a continued ability to execute our vision. I am extraordinarily proud of what we have achieved and am excited by the opportunities ahead.

We have come a long way since 2011, from just a handful of people in a 10 square meter room with a vision to democratize and drive the adoption of data-driven medicine to the present, where SOPHiA GENETICS has expanded globally, attracted a broad network of customers to our platform, and built world-class R&D capabilities to support our mission. Thank you to all the SOPHiA GENETICS employees for your dedication and to our shareholders for believing in us. Without you, none of this would be possible.

Let me start by acknowledging the strongest evidence of our success. In 2022, we delivered robust, full-year revenue growth of 18% on an IFRS basis and 39% on a constant currency basis after adjusting for COVID-19-related headwinds. I am incredibly proud of this achievement.

Our six strategic pillars remain our focus for driving long-term growth and creating value for our customers, partners, and shareholders. We are as confident as ever in our strategic path, and I am excited to share our progress with you.

Accelerating customer adoption with new clinical customers

Healthcare institutions continue to choose SOPHiA GENETICS as their trusted cloud-native software company in the healthcare space for establishing data-driven medicine as their standard of care. In 2022, we served more than 750 customers across 72 countries. Of our more than 750 customers, 390 are recurring SOPHiA DDMTM Platform customers. I am thrilled to announce that we signed 58 new customers in 2022.

Growing the adoption of our platform in the U.S. market continues to be one of our primary focuses. In 2022, we delivered a significant proof point for our compatibility with the U.S. market through our new relationship with Memorial Sloan Kettering (“MSK”) Cancer Center. MSK has long been considered one of the most prominent cancer centers in the United States and we entered into an agreement where we will commercialize the first comprehensive liquid biopsy test powered by the SOPHiA DDM TM Platform. By combining our algorithms and the power of the global SOPHiA GENETICS network with the clinical expertise of MSK in cancer genomics, we jointly envision that advanced precision oncology tools will reach a more diverse global population of cancer patients.

We remain incredibly excited and encouraged by the scale of our opportunity in the U.S. and will continue investing in this massive but largely unpenetrated opportunity going forward.

Increasing utilization within our existing customer base

We employ a “land and expand” commercial model that focuses on winning new customers and then driving utilization of our solution by those customers. Once we secure a customer, we use our direct sales force to build further engagement and help that customer profitably increase its testing operations. For example, we may initially support a customer with setting up its NGS testing operations for hereditary cancer screening. Once the customer is fully onboarded onto our platform, it is comparatively easier to deploy additional germline and somatic oncology testing solutions. We also target incremental users within each institution, such as additional clinicians within a provider across expanded departments such as radiology or pathology.

We are excited with the momentum we see, as users continue to increase their utilization after experiencing the value of the SOPHiA DDM TM Platform. In 2022, we analyzed an all-time high of 264,000 genomic profiles. To date, the SOPHiA DDM TM Platform has supported the analysis of more than 1,200,000 genomic profiles, recently growing by more than 24,000 new profiles per month. Again, I am incredibly proud of our ability to delight customers and continue driving more and more usage of our platform.

Driving innovation of our SOPHiA DDM TM Platform to increase its capabilities and broaden its applications

As a team, we are energized about the opportunities ahead and expanding the capabilities of SOPHiA DDM TM. We plan to continue to invest in scientific innovation to bring new, high-impact content to our customers through regular updates to our platform.

When we went public in July 2021, there were outstanding questions about the viability of our platform when applied to other data modalities beyond genomics. In 2022, we unveiled SOPHiA CarePath TM, a new multimodal module on our SOPHiA DDM TM Platform that integrates the capabilities of our genomics and radiomics solutions with additional modalities to enable clinical decision-making. The module will be designed to allow healthcare practitioners to visualize data across multiple modalities, including genomic, radiomic, clinical, and biological modalities, for individual patients in a longitudinal manner and derive additional insights through cohort design and comparison.

SOPHiA CarePath TM has already been deployed as part of our Deep-Lung IV multimodal clinical study on non-small cell lung cancer, and we plan to commercialize the module upon a formal launch. We remain incredibly excited about the adoption of SOPHiA CarePath TM by our existing clinical customers participating in the Deep-Lung IV study and by the opportunities the multimodal and longitudinal data will unlock for our biopharma partners.

Leveraging our platform to drive adoption with BioPharma companies

As we continue to deliver value to our clinical clients and generate more clinical data, we are better able to service the biopharma market. We leverage our clinical data, as well as data from BioPharma customers, to offer a package of pre- and post-market solutions with robust capabilities to our BioPharma customers across Discovery, Development, and Deployment stages.

In February 2022, we proved our value to BioPharma companies by announcing our expanded partnership with AstraZeneca (“AZ”). We started working with AZ in the deployment stage by taking our exciting homologous recombination deficiency (“HRD”) application worldwide with AZ’s support. Then, we began collaborating in the discovery stage by examining how SOPHiA GENETICS’ multimodal expertise could accelerate clinical trials, support evidence generation for market access, and improve clinical decision-making, helping clinicians to select the best possible treatments.

In 2023, we look forward to continuing our partnership with both traditional BioPharma players as well as others. In September, we announced a partnership with Boundless Bio, a next-generation precision oncology Biotech company developing innovative therapeutics directed against extrachromosomal DNA in oncogene-amplified cancers. Our decentralized, global genomic capabilities combine with Boundless Bio’s drug development capabilities to optimize patient selection and clinical trial design while enabling our global collective network of major hospitals and academic medical centers to deliver new treatment options to patients with oncogene-amplified cancers.

Given the many exciting opportunities that lie ahead, we will continue to invest heavily in our BioPharma team and are excited about what 2023 holds.

Developing key partnerships

As is clear from the earlier passages in this letter, building the future of data-driven medicine is not something we can do alone. We achieved considerable momentum in 2022 by collaborating with premier leaders in our industry, further enabling our applications to reach more patients.

In 2022, we entered into key partnerships with Memorial Sloan Kettering Cancer Center, Boundless Bio, and Microsoft, among others, and continued strengthening our partnerships with AstraZeneca, GE HealthCare, and other existing collaborators. In the first quarter of 2023 we further strengthened this strategic pillar with Qiagen and Agilent, two noteworthy partner additions. Through strategic collaborations, we will be able to spark innovation, more quickly increase the size and scale of our network, connect with a larger volume of data, and offer more capabilities than we could provide individually.

Excelling operationally within SOPHiA GENETICS

Our sixth strategic pillar focuses on excelling operationally at every level within SOPHiA GENETICS. I am proud to announce that our gross margin and adjusted gross margin ended the year at a high of 72% and 75%, respectively, for the fourth quarter of 2022 compared with 62% and 65%, respectively, for the fourth quarter of 2021, bringing our full-year result closer to our long-term target of 70%.

In addition, reducing operating expenses is a muscle we learned to flex in 2022. We reduced our operating expenses in each of the last three quarters of 2022 and intend to continue to advance our fiscal discipline and ability to make the best use of our cash balance. Based on our current trajectory, we remain confident in our capital position and continue to see sufficient runway to execute our ambitious growth plans. We intend to continue to be responsive to the current operating and macro environment and remain laser-focused on delivering sustainable growth.

Closing remarks

After a successful and unforgettable 2022, our focus shifts to the future. We are incredibly proud of our performance, which reflects our continued ability to execute our vision and the opportunity ahead. Our six strategic pillars remain our foundation to drive growth and value creation for this year and the years to come. I am encouraged and as confident as ever about our long-term trajectory.

In closing, I would like to thank the SOPHiANs, our passionate and dedicated employees, for their hard work and incredible contributions towards building the future of precision medicine. I would also like to thank our partners, customers, and investors for joining us on this journey. Without you, none of this would be possible. I look forward to continuing to update you on SOPHiA GENETICS’ future success in democratizing data-driven medicine.

Sincerely,

Dr. Jurgi Camblong

Chief Executive Officer

Agenda and Proposals of the Board of Directors

1.	2022 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors’ Reports

The board of directors (the Board) proposes that the Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the fiscal year 2022 be approved, and that the Auditors’ Reports be acknowledged.

Explanation: Pursuant to Swiss law and the articles of association of the Company (the AoA), the Annual General Meeting is responsible for deciding on the management report, the annual financial statements and the consolidated financial statements.

2.	Discharge of the members of the Board of Directors and the Executive Committee

The Board proposes that the members of the Board and the Executive Committee be discharged from liability for the financial year 2022.

Explanation: Pursuant to Swiss law and the AoA, the Annual General Meeting is responsible for deciding on the discharge.

3.	Appropriation of 2022 Financial Results

The Board proposes that the net loss of the Company for the fiscal year 2022 be carried forward as follows:

Accumulated loss on January 1, 2022	CHF 181,995,748
Net loss for the year 2022	CHF 71,212,361
Accumulated losses to be carried forward	CHF 253,208,109

Explanation: Pursuant to Swiss law and the AoA, the Annual General Meeting is responsible for deciding on the appropriation of retained earnings or net loss. The Board proposes that the net loss for the year 2022 be carried forward.

4.	Re-election of the Chair; election and re-election of the members of the Board of Directors

The Board proposes the re-election of Troy Cox (as Chair and member of the Board) and Jurgi Camblong, Tomer Berkovitz, Jean-Michel Cosséry, Kathy Hibbs, Didier Hirsch and Vincent Ossipow (as member of the Board) for a term of office until completion of the 2024 Annual General Meeting. In addition, the Board proposes to elect Lila Tretikov as a new member of the Board for a term of office until completion of the 2024 Annual General Meeting.

Milton Silva-Craig has informed the Company that he does not wish to stand for re-election as a member of the Board. The Company wishes to extend Milton Silva-Craig its sincerest thanks for his service.

a.	Re-election of Troy Cox (as Chair and member of the Board)

b.	Re-election of Jurgi Camblong (as member of the Board)

c.	Re-election of Tomer Berkovitz (as member of the Board)

d.	Re-election of Jean-Michel Cosséry (as member of the Board)

e.	Re-election of Kathy Hibbs (as member of the Board)

f.	Re-election of Didier Hirsch (as member of the Board)

g.	Re-election of Vincent Ossipow (as member of the Board)

h.	Election of Lila Tretikov (as member of the Board)

Explanation: The term of office for the Chair and all members of the Board expires at the end of the 2023 Annual General Meeting. Pursuant to Swiss law and the AoA, the Annual General Meeting is responsible for these elections. The elections will be conducted on an individual basis.

Biographical Information: Information on the professional background of the Chair and the other current members of the Board can be found in our 2022 Annual Report. The information on the professional background of Lila Tretikov is set forth below:

Lila Tretikov (45 years old) is a corporate vice president and deputy chief technology officer, at Microsoft Corporation since 2018. Prior to Microsoft, Mrs. Tretikov was the chief executive officer of Terrawatt, an ENGIEclean energy company, from 2017 until 2019. From 2014 until 2016, Mrs. Tretikov was the chief executive officer of Wikipedia. Mrs. Tretikov currently serves as a member of the board of directors of Volvo Cars (Nasdaq: VOLCAR), Xylem (NYSE: XYL), and Onfido LTD (a London-based private digital identity tech company), and as a member of the board of advisors of Capgemini. Mrs. Tretikov has been working on the human genome project at the Lawrence Berkeley National Laboratory while she studied computer science and art at University of California, Berkeley. Mrs. Tretikov is an American and French national.

There are no family relationships between Lila Tretikov or any of our directors or executive officers. There are no related party transactions between us and Lila Tretikov that would require disclosure under Item 7.B. of Form 20-F, other than compensatory arrangements that will be disclosed in our Annual Report on Form 20-F for the year ending on December 31, 2023.

The Board has determined that Lila Tretikov, if elected, would be an independent director within the meaning of applicable Nasdaq standards.

Director Independence: The Board has affirmatively determined that each of Troy Cox, Tomer Berkovitz, Jean-Michel Cosséry, Kathy Hibbs, Didier Hirsch and Vincent Ossipow is an independent director within the meaning of applicable Nasdaq standards.

5.	Re-election of the members of the Compensation Committee

The Board proposes the re-election of Jean-Michel Cosséry, Kathy Hibbs and Vincent Ossipow as members of the Compensation Committee, each for a term of office until completion of the 2024 Annual General Meeting, subject to their re-election as members of the Board.

a.	Re-election of Jean-Michel Cosséry

b.	Re-election of Kathy Hibbs

c.	Re-election of Vincent Ossipow

Explanation: Pursuant to Swiss law and the AoA, the Annual General Meeting is responsible for these elections. The elections will be conducted on an individual basis. The Board intends to appoints Kathy Hibbs, if re-elected, as Chair of the Compensation Committee.

6.	Election of the Independent Proxy

The Board proposes to elect the notary firm PHC Notaires, in Lausanne, Switzerland, as Independent Proxy for a term of office until the completion of the 2024 Annual General Meeting.

Explanation: Pursuant to Swiss law and the AoA, the Annual General Meeting is responsible to elect the Independent Proxy on an annual basis. The Board proposes to elect the notary firm PHC Notaires as Independent Proxy. If elected, any notary public with PHC Notaires would be able to act as Independent Proxy.

7.	Re-election of the Statutory Auditor

The Board proposes to re-elect PricewaterhouseCoopers SA as the Company’s statutory auditor for the fiscal year 2023.

Explanation: Pursuant to Swiss law and the AoA, the Annual General Meeting is responsible to elect the statutory auditor.

8.	Approval of the Compensation of the Board of Directors and the Executive Committee

a.	Approval of the maximum aggregate amount of compensation of the Board of Directors until completion of the 2024 Annual General Meeting

The Board proposes to approve a maximum aggregate amount of compensation for the members of the Board of USD 1,942,600 for the period from the 2023 Annual General Meeting to the 2024 Annual General Meeting.

Explanation: Pursuant to Swiss law and the AoA, the aggregate amount of compensation of the Board is to be submitted to a binding vote by the Annual General Meeting. The compensation for the Board and its committees is comprised of cash board fees and participation in the Company’s long-term equity incentive plan. The current Board is made up of eight members (two of whom do not receive compensation). The proposed amount of compensation represents an increase of 10% and reflects the total amount for six paid members of the Board and provides a cushion to facilitate new appointments and potential replacements or additions throughout the year in accordance with the Company’s directors’ compensation policy. Additional information on the compensation of the Board may be found in the 2022 Compensation Report.

b.	Approval of the maximum aggregate amount of fixed compensation of the Executive Committee for 2024

The Board proposes to approve a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 2,479,400 for the fiscal year 2024.

Explanation: Pursuant to Swiss law and the AoA, the aggregate amount of fixed compensation of the Executive Committee is to be submitted to a binding vote by the Annual General Meeting. The fixed compensation for the six members of the Executive Committee is comprised of annual salary, excluding social security and pension contributions, paid by the Company. The proposed amount reflects a total increase of up to 10% and is intended to provide for merit increases, as well as a cushion to attract new members of the Executive Committee if needed, as well as to compensate for inflation and to cover exchange rate fluctuations for compensation paid in CHF to the Swiss-based members of the Executive Committee.

c.	Approval of the maximum aggregate amount of variable compensation of the Executive Committee for 2023

The Board proposes to approve a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 12,000,000 for the current fiscal year 2023.

Explanation: Pursuant to Swiss law and the AoA, the aggregate amount of variable compensation of the Executive Committee is to be submitted to a binding vote by the Annual General Meeting. The variable compensation for the six members of the Executive Committee is comprised of annual cash bonus payments and participation in the Company’s long-term equity incentive plan, including stock options and RSUs. The proposal is based on the (i) annual bonus pay-outs for the year 2023 to be executed in March 2024 in an aggregate maximum amount of USD 1,000,000 and (ii) awards granted under the 2021 Equity Incentive Plan for the year 2023 in a maximum aggregate amount of USD 11,000,000.

9.	Amendments to the Articles of Association

On January 1, 2023, the Swiss corporate law reform entered into force. The Swiss corporate law reform aims at amending and refreshing the legal framework under which Swiss public and private corporations operate. The Swiss corporate law reform includes notably new provisions regarding share capital, shareholders rights, corporate governance, restructuring and other related rules to align with the market standards applicable in Switzerland. Swiss companies must adjust their articles of association within a period of two years starting on January 1, 2023, to comply with the new Swiss corporate law.

Explanations of the proposed amendments to the AoA by the Board can be found below under each respective agenda item. The detailed proposed amendments to the AoA can be found in the Appendix to this invitation to the Annual General Meeting.

a.	Change of Statutory Seat

The Board proposes to amend Article 1 (Name, registered office) of the AoA in order to change the Company's registered seat from Saint-Sulpice, Canton of Vaud, to Rolle, Canton of Vaud. For the wording of the proposed new provision, please refer to the Appendix to this invitation to the Annual General Meeting.

Explanation: We propose to change our registered seat from Saint-Sulpice, Canton of Vaud, to Rolle, Canton of Vaud, as we moved into our new Corporate Headquarters combing the previous offices in Saint-Sulpice with our research and production lab facilities. Approval of this amendment requires the approval of two thirds of the shares represented at the Annual General Meeting.

b.	Capital Range

The Board proposes to replace the current Article 4a (Authorized Share Capital) of the AoA by a new Article 4a (Capital Range), thereby replacing the authorized share capital (no longer permitted under Swiss law) by a capital range. For the wording of the proposed new provision, please refer to the Appendix to this invitation to the Annual General Meeting.

Explanation: We propose the introduction of a capital range, which replaces the authorized capital under the new law, in lieu of the current Article 4a regarding the authorized capital. While the authorized capital solely provided for capital increases, the capital range enables the Board to increase or decrease the issued share capital within an upper range and a lower range. The Board proposes to amend the wording of Article 4a to be in line with the new law, which no longer provides for authorized share capital but a capital range instead. The number of shares issuable under the current Article 4a would be transferred to this new Article 4a and the capital range. The proposed range is within the maximum limit of the amount of authorized share capital in the current AoA. As with the current authorized share capital, the Board would be authorized to exclude shareholders' preemptive rights in certain instances as specified in Article 4a. The capital range would expire five years after its adoption. The capital range would give the Board flexibility to address the Company's funding needs from time to time. Approval of this amendment requires the approval of two thirds of the shares represented at the Annual General Meeting.

c.	Conditional Share Capitals

The Board proposes to amend (i) Article 4b of the AoA (Conditional Share Capital for Employee Participation) and (ii) Article 4c of the AoA (Conditional Share Capital for Financing, Acquisitions and other Purposes). For the wording of the proposed new provisions, please refer to the Appendix to this invitation to the Annual General Meeting.

Explanation: We propose to amend Article 4b and Article 4c in line with the new law, which, among other things, lifted some procedural formalities for issuing shares out of conditional capital. The amendments to Article 4b and Article 4c reflect that. The proposed amendments in Article 4b also cover the annual 5% evergreen top-up provided in the Company’s 2021 Equity Incentive Plan. We do not plan to change our equity-linked compensation practice based on the updated wording of Article 4b. Approval of those amendments require the approval of two thirds of the shares represented at the Annual General Meeting.

d.	Venue

The Board proposes to introduce a new Article 11a (Venue) in the AoA. For the wording of the proposed new provisions, please refer to the Appendix to this invitation to the Annual General Meeting.

Explanation: The new law provides that General Meetings may be held at outside Switzerland (if the articles of association so permit), at different locations, as hybrid events (i.e. as a General Meeting with a physical venue where shareholders who are not present on site can exercise their rights also electronically directly at the meeting), or (if the articles of association so permit) as purely virtual General Meetings without a physical venue. The Board proposes to introduce these new possibilities in the AoA (new Article 11a). Approval of this introduction in the AoA requires the approval of two thirds of the shares represented at the Annual General Meeting.

While the Board has currently no plans to hold virtual shareholder meetings, the Board would like to take advantage of the new possibility to hold virtual General Meetings to have the flexibility to hold such a meeting in the future, if the circumstances require it. In any case, the Board will ensure that shareholders can exercise all their rights electronically at the meeting itself, as well as communicate with and ask questions to the Board.

e.	Jurisdiction

The Board proposes to (i) amend Article 14 of the AoA (Resolutions, Elections) and (ii) introduce a new Article 35a (Jurisdiction) in the AoA. For the wording of the proposed new provisions, please refer to the Appendix to this invitation to the Annual General Meeting.

Explanation:

The proposed introduction of Article 35a would give the courts at the Company's registered office exclusive jurisdictions for disputes arising under, out of or in connection with or related to the corporate relationship. Currently, these courts already have (in some cases non-exclusive) jurisdiction in such cases. Approval of those amendments require the approval of two thirds of the shares represented at the Annual General Meeting.

The proposed amendment of Article 14 paragraph 2 nr. 17 would subject the amendment or repeal of the other amendments proposed under this agenda item to the approval of two-thirds of the votes represented and the absolute majority of the par value of the shares represented at the respective General Meeting.

f.	Shares and Shareholders Matters

The Board proposes to amend the following provisions of the AoA (i) Article 8 (Powers of the General Meeting of Shareholders), (ii) Article 9 (Ordinary and Extraordinary General Meetings of Shareholders), (iii) Article 10 (Notice), (iv) Article 11 (Agenda), (v) Article 12 (Chairman, Vote Counters, Minutes), (vi) Article 13 (Voting Rights, Representation), (vii) Article 14 (Resolutions, Elections), and (viii) heading of Section 7 (Notices, Communications) and Article 35 (Notices,

Communications). For the wording of the proposed new provisions, please refer to the Appendix to this invitation to the Annual General Meeting.

Explanation: The powers of the General Meeting of the Shareholders have been extended under the new law. Article 8 and Article 14 shall be amended accordingly in line with the new law.

Among the several changes introduced by the corporate law reform that enhance shareholders rights, the minimum threshold for shareholders' right to request an extraordinary General Meeting of Shareholders has been decreased from 10% of the share capital to 5% of the share capital or voting rights. The proposed amendment to Article 9 paragraph 2 let. c reflects this change in law.

Also, the threshold for the right to request additional agenda items is now 0.5% of the share capital or voting rights, rather than the higher of 10% of the share and holding shares with an aggregate nominal value of CHF 1 million. In addition, the new law provides that shareholders who have the right request additional agenda items may also request that a proposal regarding an item be included in the invitation to a General Meeting. The proposed amendments to Article 11 paragraph 1 reflects these and a few other changes in law.

The Swiss corporate law reform has introduced the use of electronic means of communication. In the future, Swiss companies will be able to communicate with their shareholders and provide documents by electronic means. To make use of this flexibility, the Board proposes various amendments to the AoA (Article 10 paragraph 3 and Article 35 paragraph 2 and the insertion of a new paragraph 3). The proposed amendments to Article 10 paragraph 4 and Article 12 paragraph 4 reflect the wording of the new law with regard to the convening of General Meetings, representation, and communicating the vote results after the General Meetings.

The proposed amendment to Article 13 paragraph 4 reflects the new law, which no longer allows companies to restrict representation at the General Meetings to fellow shareholders.

g.	Corporate Governance and other matters

The Board proposes to amend the following provisions of the AoA (i) Article 19 (Convening of Meetings, Resolutions, Minutes), (ii) Article 20 (Powers of the Board of Directors), (iii) Article 25 (Auditors) and heading of Article 25, (iv) Article 26 (Approval of the Compensation by the General Meeting of Shareholders), (v) Article 27 (Supplementary Amount for Changes to the Executive Committee), (vi) Article 29 (Agreements with Members of the Board of Directors and the Executive Committee), (vii) Article 30 (Mandates Outside of the Group) and (viii) Article 32 (Financial Year, Annual and Compensation Report). For the wording of the proposed new provisions, please refer to the Appendix to this invitation to the Annual General Meeting.

Explanation: The rules governing the board of directors have been slightly changed under the Swiss corporate law reform. The Board proposes that Article 19 and Article 20 be amended accordingly.

The proposed amendment to Article 25 paragraph 1 specifies the duration of the auditor's mandate, which shall end when the annual financial statements of a respective financial year are approved by the General Meeting.

The proposed insertion of paragraph 5 in Article 26 and amendments to Article 27, Article 30 paragraph 1 and paragraph 3 and Article 32 paragraph 2 reflect the new law. The proposed amendment to Article 29 paragraph 3 replaces the current restriction to compensation for non-compete undertakings by the new statutory restriction.

Organizational Information

1.	Annual Report

The Annual Report for the fiscal year 2022 (including the 2022 Management Report, the Consolidated Financial Statements, the Annual Financial Statements, the Compensation Report, and the Auditors’ Reports) is available electronically as from the date of this 2023 Annual General Meeting invitation (the Notice) on the Company’s website at https://ir.sophiagenetics.com/events/event-details/2023-annual-general-meeting. The Annual Report will be mailed on request free of charge to any shareholder.

2.	Eligibility to Vote

Shareholders registered as shareholders with voting rights in the share register maintained by our transfer agent, Computershare Trust Company N.A. (Computershare), as of May 4, 2023, at 4:00 p.m. New York time (the Record Date), will be entitled to vote at the 2023 Annual General Meeting. Shareholders who sell their shares prior to the 2023 Annual General Meeting will not be able to vote. Shareholders who purchase shares between the Record Date and the conclusion of the 2023 Annual General Meeting will not be able to vote those shares at the 2023 Annual General Meeting.

The AoA provide that, if an individual or legal entity acquires shares and, as a result, directly or indirectly, has (alone or in concert with other parties) voting rights with respect to more than 15% of the share capital recorded in the Commercial Register, the shares exceeding the 15% limit shall be entered in the share register as shares without voting rights. If shares are being held by a nominee for third-party beneficiaries that control (alone or together with third parties) voting rights with respect to more than 15% of the share capital, the Board may cancel the registration of the shares with voting rights held by such nominee in excess of the 15% limit. Shareholders who held more than 15% prior to our initial public offering remain registered with voting rights for such shares.

These restrictions on registration or voting do not impact the trading of shares before, during or after the 2023 Annual General Meeting.

3.	2023 Annual General Meeting Notice and Voting Materials

Shareholders registered as shareholders with voting rights in the share register on the Record Date (Holders of Record) will receive this Notice directly from Computershare. The Notice will contain access information for the Computershare portal, by which Holders of Record may request a copy of this Notice and/or give voting instructions and authorization to the Independent Proxy, Mr. Gabriel Cottier, notary public, Lausanne, Switzerland, as well as information on voting by mail, and/or request an admission card.

Shareholders holding their shares on the Record Date through their broker or bank (Street Name Holders) are unknown to the Company or Computershare. Street Name Holders should be able to vote on the portal designated by their broker or bank. Street Name Holders will only be able to give instructions and authorization to the Independent Proxy via the portal designated by their broker or bank and should therefore contact their broker or bank or its designated agent about how to do so.

Shareholders may order a copy of this Notice, a proxy card and an admission card as indicated in the Notice. This Notice can also be accessed at https://ir.sophiagenetics.com/events/event-details/2023-annual-general-meeting.

4.	Proxy/Voting

Holders of Record

The Company recommends that Holders of Record give voting instructions and authorization to the Independent Proxy electronically through the Computershare portal with the individual shareholder number (QR Code). To do so, Holders of Record should follow the instructions given in the Notice.

Holders of Record may also give voting instructions and authorization to the Independent Proxy through Computershare by mail, using a proxy card. Holders of Record may order a copy of this Notice, a proxy card and an admission card as indicated in the Notice. Holders of Record who have ordered a proxy card and who would like to give voting instructions and authorization to the Independent Proxy should send their filled out and signed proxy card to Computershare at the following address:

Proxy Services
c/o Computershare Investor Services
PO Box 505008
Louisville, KY 40233-9814
United States of America

Electronic voting instructions and proxy cards must be received by Computershare no later than June 21, 2023, at 11:59 p.m. EDT / June 22, 2023, at 5:59 a.m. CEST. Once received by Computershare, voting instructions may not be changed by the shareholders. Should Computershare receive voting instructions from the same shareholder both electronically and in writing, only the electronic instructions will be taken into account.

Holders of Record may also attend the 2023 Annual General Meeting in person or arrange to be represented by another shareholder with the right to vote, in each case using the admission card or proxy card they may request via Computershare. To do so, Holders of Record should follow the instructions given in the Notice. The Company recommends that Holders of Record who plan to attend the 2023 Annual General Meeting nevertheless give voting instructions and authorization to the Independent Proxy as set out above.

Holders of Record who plan to attend the 2023 Annual General Meeting in person need to present their Notice or their admission card and a valid government-issued proof of identity at the Annual General Meeting venue. Such Holders of Record are urged to arrive at the Annual General Meeting venue no later than 1:30 p.m. CEST on Wednesday, June 26, 2023.

Street Name Holders

Street Name Holders who would like to give voting instructions and authorization to the Independent Proxy electronically should follow the instructions of their broker or bank or its designated agent and should use the portal designated by their broker or bank. Street Name Holders should observe the deadlines to submit voting instructions and authorizations that are set in the instructions of their broker or bank or its designated agent.

5.	Leaving the Annual General Meeting Early

To enable the Company to determine attendance correctly, any shareholder leaving the 2023 Annual General Meeting early or temporarily will be requested to present their proxy card upon exit.

Contact Address

SOPHiA GENETICS SA

Rue du Centre 172

1025 St-Sulpice VD

Switzerland

Investor Relations:
Jennifer Pottage, Head of Investor Relations

Phone: +1 617 901 448 0
ir@sophiagenetics.com

https://www.sophiagenetics.com/

St-Sulpice, May 17, 2023

SOPHiA GENETICS SA

For the Board of Directors
/s/ Troy Cox Chair of the Board of Directors

Appendix to the Invitation to the Annual General Meeting

Additional information for the vote on the proposed amendments to the Articles of Association (AoA)

1.	Introduction

This Appendix provides our shareholders with information regarding the proposed amendments our the AoA submitted for a vote at the 2023 Annual General Meeting (AGM).

The proposed amendments to the AoA follow the Swiss corporate law reform with proposals regarding the share capital, shareholder rights and corporate governance. We believe that the Swiss corporate law reform and the related proposed amendments to our AoA are beneficial to the Company and to our shareholders.

Please note that this Appendix highlights the proposed new wordings of the AoA which shall form part of the invitation to the AGM by way of reference. Only amended sections and paragraphs to the AoA are submitted to a vote at this AGM. Unchanged parts of the AoA shall remain in force and effect.

2.	Proposed amendments to the Articles of Association

a.	Change of Statutory Seat

The Board of Directors proposes the following amendments to Article 1 of the AoA:

Current Article 1	Proposed Amendments to Article 1

Article 1 – Name, registered office

"Under the name SOPHiA GENETICS SA (the Company) exists a corporation with its registered office in Saint-Sulpice, Canton of Vaud, governed by these articles of association (the Articles of Association) and the Swiss Code of Obligations (CO)."

Article 1 – Name, registered office

"Under the name SOPHiA GENETICS SA (the Company) exists a corporation with its registered office in ~~Saint-Sulpice~~ Rolle, Canton of Vaud, governed by these articles of association (the Articles of Association) and the Swiss Code of Obligations (CO)."

b.	Capital Range

The Board of Directors proposes the following amendments to Article 4a of the AoA:

Current Article 4a	Proposed Amendments to Article 4a

Article 4a – Authorized share capital

"(1) The Board of Directors shall be authorized to increase the share capital at any time, including in connection with an intended takeover, until June 14, 2024 at the latest, by a maximum amount of CHF 1,659,954.10 by issuing a maximum of 33,199,082 fully paid in registered shares with a par

Article 4a – ~~Authorized share capital~~ Capital Range

"(1)~~The Board of Directors shall be authorized to increase the share capital at any time, including in connection with an intended takeover, until June 14, 2024 at the latest, by a maximum amount of CHF 1,659,954.10 by issuing a maximum of 33,199,082 fully paid in registered shares with a par value of CHF 0.05 each. Increases in partial amounts shall be permissible.~~ The Company has a value of CHF 0.05 each. Increases in partial amounts shall be permissible.

(2) The subscription and acquisition of the new shares, as well as any subsequent transfer of the shares, shall be subject to the restrictions pursuant to article 6 of these Articles of Association.

(3) The Board of Directors shall determine the issue price, the type of contribution, the date of issue, the conditions for the exercise of pre-emptive rights and the beginning date for dividend entitlement. In this regard, the Board of Directors may issue new shares by means of a firm underwriting through a financial institution, a syndicate of financial institutions or another third party and a subsequent offer of these shares to the existing shareholders or third parties (if the pre-emptive rights of the existing shareholders have been withdrawn or have not been duly exercised). The Board of Directors is entitled to permit, to restrict or to exclude the trading of pre-emptive rights. It may permit the expiration of pre-emptive rights that have not been exercised, or it may place such rights or shares as to which pre-emptive rights have been granted, but not exercised, at market conditions or may use them otherwise in the interest of the Company.

(4) The Board of Directors is further authorized to withdraw or restrict pre-emptive rights of existing shareholders and to allocate such rights to third parties, the Company or any of its group companies:

(a) if the issue price of the new shares is determined by reference to the market price; or

(b) for raising capital in a fast and flexible manner, which would not be possible, or might only be possible with great difficulty or delays or at significantly less favorable conditions, without the exclusion of the pre-emptive rights of existing shareholders; or

(c) for the acquisition of companies, part(s) of companies or participations, for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or for the financing or capital range ranging from CHF 3,319,908.20 (lower limit) to CHF 4,979,862.30 (upper limit). The Board of Directors shall be authorized within the capital range to increase or reduce the share capital once or several times and in any amounts or to acquire or dispose of shares directly or indirectly, until June 26, 2028 or until an earlier expiry of the capital range. The capital increase or reduction may be effected by issuing up to 33,199,082 fully paid-in registered shares with a par value of CHF 0.08 each and cancelling up to 33,199,082 registered shares with a par value of CHF 0.08 each, as applicable, or by increasing or reducing the par value of the existing shares within the limits of the capital range or by simultaneous reduction and re-increase of the share capital.

(2) ~~The~~ In the event of an issue of shares, the subscription and acquisition of the new shares, as well as any subsequent transfer of the shares, shall be subject to the restrictions pursuant to article 6 of these Articles of Association.

(3) ~~The~~ In the event of a capital increase within the capital range, the Board of Directors shall , to the extent necessary, determine the issue price, the type of contribution (including cash contributions, contributions in kind, set-off and conversion of reserves or of profit carried forward into share capital), the date of issue, the conditions for the exercise of pre-emptive rights and the beginning date for dividend entitlement. In this regard, the Board of Directors may issue new shares by means of a firm underwriting through a financial institution, a syndicate of financial institutions or another third party and a subsequent offer of these shares to the existing shareholders or third parties (if the pre-emptive rights of the existing shareholders have been withdrawn or have not been duly exercised). The Board of Directors is entitled to permit, to restrict or to exclude the trading of pre-emptive rights. It may permit the expiration of pre-emptive rights that have not been duly exercised, or it may place such rights or shares as to which pre-emptive rights have been granted, but not duly exercised, at market conditions or may use them otherwise in the interest of the Company.

refinancing of any of such transactions through a placement of shares; or

(d) for purposes of broadening the shareholder constituency of the Company in certain geographic, financial or investor markets, for purposes of the participation of strategic partners, or in connection with the listing of new shares on domestic or foreign stock exchanges; or

(e) for purposes of granting an over-allotment option (Greenshoe) or an option to subscribe for additional shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s); or

(f) for the participation of members of the board of directors (or equivalent corporate body), members of the executive management, employees, contractors, consultants, or other persons performing services for the benefit of, the Company or any of its group companies; or

(g) following a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of 15% of the share capital registered in the commercial register without having submitted to all other shareholders a takeover offer recommended by the Board of Directors; or

(h) for the defense of an actual, threatened or potential takeover bid that the Board of Directors, upon consultation with an independent financial adviser retained by it, has not recommended or will not recommend to the shareholders to accept on the basis that the Board of Directors does not find such takeover bid to be (i) financially fair to the shareholders or (ii) in the Company's interest."

(4) ~~The~~ In the event of an issue of shares, the Board of Directors is further authorized to withdraw or restrict pre-emptive rights of existing shareholders and to allocate such rights to third parties, the Company or any of its group companies:

(a) if the issue price of the new shares is determined by reference to the market price; or

(b) for raising equity capital in a fast and flexible manner, which would not be possible, or might only be possible with great difficulty or delays or at significantly less favorable conditions, without the exclusion of the pre-emptive rights of existing shareholders; or

(c) for the acquisition of companies, part(s) of companies or participations, for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or for the financing or refinancing of any of such transactions through a placement of shares; or

(d) for purposes of broadening the shareholder constituency of the Company in certain geographic, financial or investor markets, for purposes of the participation of strategic partners including financial investors, or in connection with the listing of new shares on domestic or foreign stock exchanges; or

(e) for purposes of granting an over-allotment option (Greenshoe) or an option to subscribe for additional shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s); or

(f) for the participation of members of the ~~board of directors~~ Board of Directors (or equivalent corporate body), members of the executive management, employees, contractors, consultants, or other persons performing services for the benefit of, the Company or any of its group companies; or

(g) following a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of 15% of the share capital registered in the commercial register without having submitted to all other shareholders a takeover offer recommended by the Board of Directors; or

(h) for the defense of an actual, threatened or potential takeover bid that the Board of Directors, upon consultation with an independent financial adviser retained by it, has not recommended or will not recommend to the shareholders to accept on the basis that the Board of Directors does not find such takeover bid to be (i) financially fair to the shareholders or (ii) in the Company's interest.

(5) After a change of the par value, new shares shall be issued within the capital range with the same par value as the existing shares.

(6) If the share capital increases as a result of an increase from conditional capital pursuant to Article 4b of these articles of association, the upper and lower limits of the capital range shall increase in an amount corresponding to such increase in the share capital.

(7) In the event of a reduction of the share capital within the capital range, the Board of Directors shall, to the extent necessary, determine the use of the reduction amount."

c.	Conditional Share Capitals

The Board of Directors proposes the following amendments to Article 4b of the AoA:

Current Article 4b	Proposed Amendments to Article 4b

Article 4b – Conditional share capital for employee participation

"(1) The share capital may be increased in an amount not to exceed CHF 580,000 through the issuance of up to 11,600,000 fully paid in registered shares with a par value of CHF 0.05 per share through the direct or indirect issuance of shares, options or related subscription rights to members of the board of directors (or equivalent corporate body), members of the executive management,

Article 4b – Conditional share capital for employee participation

"(1) The share capital may be increased in an amount not to exceed CHF ~~580,000~~ 740,000 through the issuance of up to ~~11,600,000~~ 14,800,000 fully paid in registered shares with a par value of CHF 0.05 per share through the direct or indirect issuance of shares~~, options or related subscription rights to members of the board of directors~~ or through the exercise or mandatory employees, contractors or consultants of the Company or its group companies, or other persons providing services to the Company or its group companies.

(2) The pre-emptive rights and advance subscription rights of the shareholders of the Company shall be excluded in connection with the issuance of any shares, options, other rights to receive shares, or subscription rights therefor. Shares, options, other rights to receive shares, or subscription rights therefor shall be issued pursuant to one or more regulations to be issued by the Board of Directors or, to the extent delegated to it, the Compensation Committee, and to the extent applicable, taking into account the compensation principles pursuant to article 28 of these Articles of Association. Shares, options, other rights to receive shares, or subscription rights therefore may be issued at a price or with an exercise price lower than the market price.

(3) The direct or indirect acquisition of the new shares by persons listed in paragraph 1 of this article 4b in connection with an employee participation program, as well as any subsequent transfer of such shares, shall be subject to the restrictions of article 6 of these Articles of Association."

exercise of rights to acquire shares or through obligations to acquire shares that were granted to or imposed on members of the Board of Directors (or equivalent corporate body), members of the executive management, employees, contractors or consultants of the Company or its group companies, or other persons providing services to the Company or its group companies.

(2) The pre-emptive rights and advance subscription rights of the shareholders of the Company shall be excluded in connection with the issuance of any shares, options, other rights to receive shares, or subscription rights therefor. Shares, options, other rights to receive shares, or subscription rights therefor shall be issued pursuant to one or more plans, regulations or resolutions to be issued by the Board of Directors or, to the extent delegated to it, the Compensation Committee, and to the extent applicable, taking into account the compensation principles pursuant to article 28 of these Articles of Association. ~~Shares, options, other rights to receive~~ Such shares~~, or subscription rights therefore~~ may be issued at a price ~~or with an exercise price~~ lower than the respective market price quoted on the stock exchange and such rights or acquisition obligations may be granted below their intrinsic value.

(3) The direct or indirect acquisition of the new shares by persons listed in paragraph 1 of this article 4b in connection with an employee participation program, as well as any subsequent transfer of such shares, shall be subject to the restrictions of article 6 of these Articles of Association.

(4) The declaration of acquisition of the shares based on this Article 4b shall refer to this Article 4b and be made in a form that allows proof by text. A waiver of the right to acquire shares based on this Article 4b may also occur informally or by lapse of time; this also applies to the waiver of the exercise and forfeiture of this right."

The Board of Directors proposes the following amendments to Article 4c of the AoA:

Current Article 4c	Proposed Amendments to Article 4c

Article 4c – Conditional share capital for financing, acquisitions and other purposes

"(1) The share capital may be increased including in connection with an intended takeover in an amount not to exceed CHF 1,079,954.10 through the issuance of up to 21,599,082 fully paid in registered shares with a par value of CHF 0.05 per share through the exercise or mandatory exercise of conversion, exchange, option, warrant or similar rights or obligations for the subscription of shares granted to shareholders or third parties on a stand-alone basis or in connection with bonds, notes, options, warrants or other securities or contractual obligations of the Company or any of its group companies (collectively, the Financial Instruments).

(2) The pre-emptive rights of shareholders shall be excluded for the exercise of any Financial Instruments in connection with the issuance of shares. The then-current owners of such Financial Instruments shall be entitled to acquire the new shares issued upon conversion, exchange or exercise of any Financial Instruments. The main conditions of the Financial Instruments shall be determined by the Board of Directors.

(3) The Board of Directors shall be authorized to restrict or withdraw advance subscription rights of shareholders in connection with the issuance of Financial Instruments by the Company or one of its group companies (1) if the issuance is for purposes of financing or refinancing, or the payment for, the acquisition of companies, parts of a company, participations, intellectual property rights, licenses or investments, (2) if the issuance occurs in domestic or international capital markets or through a private placement, (3) following a shareholder or a group of shareholders acting in concert having accumulated shareholdings in

Article 4c – Conditional share capital for financing, acquisitions and other purposes

"(1) The share capital may be increased including in connection with an intended takeover in an amount not to exceed CHF 1,079,954.10 through the issuance of up to 21,599,082 fully paid in registered shares with a par value of CHF 0.05 per share through the exercise or mandatory exercise of conversion, exchange, option, warrant or similar rights or obligations for the subscription of shares granted to shareholders or third parties on a stand-alone basis or in connection with bonds, notes, options, warrants or other securities or contractual obligations of the Company or any of its group companies (collectively, the Financial Instruments).

(2) The pre-emptive rights of shareholders shall be excluded for the exercise of any Financial Instruments in connection with the issuance of shares. The then-current owners of such Financial Instruments shall be entitled to acquire the new shares issued upon conversion, exchange or exercise of any Financial Instruments. The main conditions of the Financial Instruments shall be determined by the Board of Directors.

(3) The Board of Directors shall be authorized to restrict or withdraw advance subscription rights of shareholders in connection with the issuance of Financial Instruments by the Company or one of its group companies (1) if the issuance is for purposes of financing or refinancing, or the payment for, the acquisition of companies, parts of a company, participations, intellectual property rights, licenses or investments, (2) if the issuance occurs in domestic or international capital markets or through a private placement, (3) following a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of 15% of the share capital registered in the commercial register without having submitted to all other shareholders a takeover offer recommended by the Board of Directors, or (4) for the defense of an actual, threatened or potential takeover bid that the Board of Directors, upon consultation with an independent financial adviser retained by it, has not recommended or will not recommend to the shareholders to accept on the basis that the Board of Directors does not find such takeover bid to be (i) financially fair to the shareholders or (ii) in the Company's interest. If the advance subscription rights are neither granted directly nor indirectly by the Board of Directors, the following shall apply:

(a) the Financial Instruments shall be issued or entered into at market conditions;

(b) the Financial Instruments may be converted, exchanged or exercised during a maximum period of 10 years from the date of issuance or contract conclusion; and

(c) the conversion, exchange or exercise price of the Financial Instruments shall be set with reference to, and/or shall be subject to change based upon, the valuation of the Company's equity and/or market conditions.

(4) The direct or indirect acquisition of the new shares acquired through the exercise of Financial Instruments, as well as any subsequent transfer of such shares, shall be subject to the restrictions of article 6 of these Articles of Association."

excess of 15% of the share capital registered in the commercial register without having submitted to all other shareholders a takeover offer recommended by the Board of Directors, ~~or~~ (4) for the defense of an actual, threatened or potential takeover bid that the Board of Directors, upon consultation with an independent financial adviser retained by it, has not recommended or will not recommend to the shareholders to accept on the basis that the Board of Directors does not find such takeover bid to be (i) financially fair to the shareholders or (ii) in the Company's interest, or (5) if the Financial Instruments are issued on appropriate terms. If the advance subscription rights are neither granted directly nor indirectly by the Board of Directors, the following shall apply:

(a) the Financial Instruments shall be issued or entered into at market conditions;

(b) the Financial Instruments may be converted, exchanged or exercised during a maximum period of 10 years from the date of issuance or contract conclusion; and

(c) the conversion, exchange or exercise price of the Financial Instruments shall be set with reference to, and/or shall be subject to change based upon, the valuation of the Company's equity and/or market conditions.

(4) The direct or indirect acquisition of the new shares acquired through the exercise of Financial Instruments, as well as any subsequent transfer of such shares, shall be subject to the restrictions of article 6 of these Articles of Association.

(5) The declaration of acquisition of the shares based on this Article 4c shall refer to this Article 4c and be made in a form that allows proof by text. A waiver of the right to acquire shares based on this Article 4c may also occur informally or by lapse of time; this also applies to the waiver of the exercise and forfeiture of this right."

d.	Venue

The Board of Directors proposes the introduction of a new Article 11a (Venue) within the AoA:

Proposed Introduction: new Article 11a – Venue

"(1) The Board of Directors shall determine the venue of the General Meeting of Shareholders, which may be held in Switzerland or abroad.

(2) The Board of Directors can determine that the General Meeting be held simultaneously at different locations, provided that the contributions of the participants are transmitted directly in video and audio to all venues and that shareholders who are not present at the venue(s) of the General Meeting may exercise their rights by electronic means.

(3) Alternatively, the Board of Directors may provide that the General Meeting will be held by electronic means without a venue."

e.	Jurisdiction

The Board of Directors proposes the introduction of a new Article 35a (Jurisdiction) within the AoA:

Proposed Introduction: new Article 35a – Jurisdiction
"The exclusive place of jurisdiction for any disputes arising under, out of or in connection with or related to the corporate relationship shall be at the registered office of the Company."

f.	Shares and Shareholders Matters

The Board of Directors proposes the following amendments to Article 8 of the AoA:

Current Article 8	Proposed Amendments to Article 8

Article 8 – Powers of the General Meeting

"(1) The general meeting of shareholders (the General Meeting) is the supreme corporate body of the Company.

(2) The General Meeting shall have the following inalienable powers:

1. the adoption and amendment of these Articles of Association;

2. the election of the members of the Board of Directors, the chair of the Board of Directors (the Chair) and the members of the Compensation Committee;

3. the election of the Auditors;

4. the election of the independent voting rights representative;

Article 8 – Powers of the General Meeting

"(1) The general meeting of shareholders (the General Meeting) is the supreme corporate body of the Company.

(2) The General Meeting shall have the following inalienable powers:

1. the adoption and amendment of these Articles of Association;

2. the election of the members of the Board of Directors, the chair of the Board of Directors (the Chair) and the members of the Compensation Committee;

3. the election of the Auditors;

4. the election of the independent voting rights representative;

5. the approval of the annual management report and the consolidated financial statements;

6. the approval of the annual financial statements as well as the resolution on the allocation of profit shown on the balance sheet, in particular the determination of dividends;

7. the discharge from liability of the members of the Board of Directors and the persons entrusted with management;

8. the approval of the compensation of the Board of Directors and of the executive committee of the Company (the Executive Committee) pursuant to article 26 of these Articles of Association; and

9. the adoption of resolutions on matters that are reserved to the General Meeting by law or these Articles of Association or that are, subject to article 716a CO, submitted to the General Meeting by the Board of Directors."

5. the approval of the annual management report and the consolidated financial statements;

6. the approval of the annual financial statements as well as the resolution on the allocation of profit shown on the balance sheet, in particular the determination of dividends;

7. the determination of interim dividends and the approval of the interim financial statements required for this purpose;

8. the resolution on the repayment of the statutory capital reserve;

9~~7~~. the discharge from liability of the members of the Board of Directors and the persons entrusted with management;

10~~8~~. the approval of the compensation of the Board of Directors and of the executive committee of the Company (the Executive Committee) pursuant to article 26 of these Articles of Association; ~~and~~

11. the delisting of the Company's equity securities;

12. the approval of the report on non-financial matters pursuant to article 964c CO (if applicable); and

13~~9~~. the adoption of resolutions on matters that are reserved to the General Meeting by law or these Articles of Association or that are, subject to article 716a CO, submitted to the General Meeting by the Board of Directors."

The Board of Directors proposes the following amendments to Article 9 of the AoA:

Current Article 9	Proposed Amendments to Article 9

Article 9 – Ordinary and extraordinary General Meetings

"(1) The ordinary General Meeting shall be held each year within six months of the close of the financial year of the Company.

(2) Extraordinary General Meetings of Shareholders shall be held if

Article 9 – Ordinary and extraordinary General Meetings

"(1) The ordinary General Meeting shall be held each year within six months of the close of the financial year of the Company.

(2) Extraordinary General Meetings ~~of Shareholders~~ shall be held if

(a) the Board of Directors or the Auditors deem it necessary;

(b) so resolved by a General Meeting; or

(c) shareholders who hold, alone or together, shares representing at least 10% of the share capital so request in writing, indicating the matters to be discussed and the corresponding proposals and, in case of elections, the names of the nominated candidates."

(a) the Board of Directors or the Auditors deem it necessary;

(b) so resolved by a General Meeting; or

(c) shareholders who hold, alone or together, shares representing at least ~~10~~5% of the share capital or votes so request in writing, indicating the matters to be discussed and the corresponding proposals and, in case of elections, the names of the nominated candidates."

The Board of Directors proposes the following amendments to Article 10 of the AoA:

Current Article 10	Proposed Amendments to Article 10

Article 10 – Notice

"(1) Notice of a General Meeting shall be given by the Board of Directors or, if necessary, by the Auditors, no later than 20 calendar days prior to the date of the meeting. Liquidators and representatives of bond-holders are also entitled to call a General Meeting.

(2) Notice of the General Meeting shall be given by way of a single announcement in the official means of publication of the Company pursuant to article 35 of these Articles of Association. Registered shareholders may in addition be notified in writing.

(3) The annual report, the compensation report and the Auditors' reports shall be made available for inspection by the shareholders at the registered office of the Company no later than 20 calendar days prior to the ordinary General Meeting. Registered shareholders shall be informed in writing in the notice.

(4) The notice shall specify the items on the agenda as well as the proposals of the Board of Directors and the shareholder(s) who requested that a General Meeting be held or an item be included on the agenda and, in the event of elections, the names of the proposed candidates."

Article 10 – Notice

"(1) Notice of a General Meeting shall be given by the Board of Directors or, if necessary, by the Auditors, no later than 20 calendar days prior to the date of the meeting. Liquidators and representatives of bond-holders are also entitled to call a General Meeting.

(2) Notice of the General Meeting shall be given by way of a single announcement in the official means of publication of the Company pursuant to article 35 of these Articles of Association. Registered shareholders may in addition be notified in writing.

(3) The annual report, the compensation report ~~and~~ , the Auditors' reports and any other reports required by law shall be made available ~~for inspection by~~ to the shareholders ~~at the registered office of the Company~~ no later than 20 calendar days prior to the ordinary General Meeting. ~~Registered shareholders shall be informed in writing in the notice.~~

(4) ~~The notice shall specify the items on the agenda as well as the proposals of the Board of Directors and the shareholder(s) who requested that a General Meeting be held or an item be included on the agenda and, in the event of elections, the names of the proposed candidates.~~ The notice shall include:

1. date, beginning, ending, mode an venue of the General Meeting;

2. the agenda;

3. the proposals of the Board of Directors together with a brief statement of the reasons;

4. proposals of the shareholders, if any, together with a brief statement of the reasons; and

5. name and address of the independent voting rights representative."

The Board of Directors proposes the following amendments to Article 11 of the AoA:

Current Article 11	Proposed Amendments to Article 11

Article 11 – Agenda

"(1) Shareholders who, alone or together, either hold shares with a par value of at least CHF 1,000,000 or who represent at least 10% of the share capital may request that an item be included on the agenda. Such request must be made in writing and be received at the registered office of the Company at least 45 calendar days prior to the General Meeting, specifying the agenda item and the proposals of the shareholders.

(2) No resolutions may be passed at a General Meeting on proposals concerning agenda items for which proper notice was not given. This provision shall not apply, however, to proposals made during a General Meeting to convene an extraordinary General Meeting or to initiate a special audit. Each request for inclusion of an item on the agenda shall include (i) a brief description of the agenda item and the reason for which it is to be discussed at the meeting; (ii) the motions regarding the agenda item; (iii) the name and address, as they appear on the Company's register of shareholders, of the shareholder proposing such business; (iv) the number of shares of the Company which are beneficially owned by such shareholder; (v) the dates upon which the shareholder acquired such shares; (vi) documentary support for any claim of beneficial ownership; (vii) any material interest of

Article 11 – Agenda

"(1) Shareholders who, alone or together, ~~either~~ hold ~~shares with a par value of~~ at least ~~CHF 1,000,000 or who represent at least 10~~ 0.5% of the share capital or the votes may request that an item be included on the agenda or that a proposal relating to an agenda item be included in the notice convening the General Meeting. Such request must be ~~made in writing and be~~ received ~~at the registered office of~~ by the Company at least 45 calendar days prior to the General Meeting, specifying the agenda item and the proposals of the shareholders.

(2) No resolutions may be passed at a General Meeting on proposals concerning agenda items for which proper notice was not given. This provision shall not apply, however, to proposals made during a General Meeting to convene an extraordinary General Meeting or to initiate a special audit. Each request for inclusion of an item on the agenda shall include (i) a brief description of the agenda item and the reason for which it is to be discussed at the meeting; (ii) the motions regarding the agenda item; (iii) the name and address, as they appear on the Company's register of shareholders, of the shareholder proposing such business; (iv) the number of shares of the Company which are beneficially owned by such shareholder; (v) the dates upon which the shareholder acquired such such shareholder in including the item in the agenda; (viii) a statement in support of the matter; and (ix) all other information required under applicable law and stock exchange rules.

(3) No prior notice is required to bring motions related to items already on the agenda or for the discussion of matters on which no resolution is to be taken."

shares; (vi) documentary support for any claim of beneficial ownership; (vii) any material interest of such shareholder in including the item in the agenda; (viii) a statement in support of the matter; and (ix) all other information required under applicable law and stock exchange rules.

(3) No prior notice is required to bring motions related to items already on the agenda or for the discussion of matters on which no resolution is to be taken."

The Board of Directors proposes the following amendments to Article 12 of the AoA:

Current Article 12	Proposed Amendments to Article 12

Article 12 – Chair, vote counters, minutes

"(1) The Chair of the Board of Directors shall chair the General Meeting. In his absence, the Vice-Chair of the Board of Directors, another member or a person designated by the Board of Directors shall chair the General Meeting. If no member of the Board of Directors is available and no other person has been designated by the Board of Directors, the acting chair shall be elected by the General Meeting.

(2) The acting chair of the General Meeting shall appoint the secretary and the vote counter(s), none of whom need be shareholders. The minutes shall be signed by the acting chair of the General Meeting of and the secretary.

(3) The acting chair of the General Meeting shall have all powers and authority necessary and appropriate to ensure the orderly conduct of the General Meeting."

Article 12 – Chair, vote counters, minutes

"(1) The Chair of the Board of Directors shall chair the General Meeting. In his absence, the Vice-Chair of the Board of Directors, another member or a person designated by the Board of Directors shall chair the General Meeting. If no member of the Board of Directors is available and no other person has been designated by the Board of Directors, the acting chair shall be elected by the General Meeting.

(2) The acting chair of the General Meeting shall appoint the secretary and the vote counter(s), none of whom need be shareholders. The minutes shall be signed by the acting chair of the General Meeting of and the secretary.

(3) The acting chair of the General Meeting shall have all powers and authority necessary and appropriate to ensure the orderly conduct of the General Meeting.

(4) The resolutions and election results shall be made available electronically within 15 calendar days after the General Meeting, stating the exact proportion of votes; each shareholder may request that the minutes be made available to him within 30 calendar days after the General Meeting."

The Board of Directors proposes the following amendments to Article 13 of the AoA:

Current Article 13	Proposed Amendments to Article 13

Article 13 – Voting rights, representation

"(1) Each share shall convey the right to one vote. The voting rights are subject to the conditions of articles 6 and 7 of these Articles of Association.

(2) No shareholder or proxy may, directly or indirectly, exercise voting rights attached to own or represented shares that would collectively exceed 15% of the share capital as set forth in the commercial register. Legal entities and partnerships or other groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or are otherwise linked, as well as individuals or legal entities or partnerships who act in concert or otherwise act in a coordinated manner, thereby circumventing the aforementioned restriction of voting rights, are deemed to be one shareholder for the purposes of such voting.

(3) The restrictions of paragraph 2 of this article 13 shall not apply to the exercise of voting rights by (i) shareholders or their proxies, to the extent that their shares are registered in the share register with voting rights pursuant to article 6 paragraph 7 of these Articles of Association, (ii) Nominees, provided that Nominees' voting rights shall be subject to the same restrictions as set forth in article 6 paragraph 4 of these Articles of Association, and (iii) the independent voting rights representative to the extent that the latter has been appointed as proxy by shareholders.

(4) The Board of Directors shall issue the rules regarding the participation in and representation at the General Meeting and determine the requirements as to proxies and instructions. A shareholder may only be represented at the General Meeting by the independent voting rights

Article 13 – Voting rights, representation

"(1) Each share shall convey the right to one vote. The voting rights are subject to the conditions of articles 6 and 7 of these Articles of Association.

(2) No shareholder or proxy may, directly or indirectly, exercise voting rights attached to own or represented shares that would collectively exceed 15% of the share capital as set forth in the commercial register. Legal entities and partnerships or other groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or are otherwise linked, as well as individuals or legal entities or partnerships who act in concert or otherwise act in a coordinated manner, thereby circumventing the aforementioned restriction of voting rights, are deemed to be one shareholder for the purposes of such voting.

(3) The restrictions of paragraph 2 of this article 13 shall not apply to the exercise of voting rights by (i) shareholders or their proxies, to the extent that their shares are registered in the share register with voting rights pursuant to article 6 paragraph 7 of these Articles of Association, (ii) Nominees, provided that Nominees' voting rights shall be subject to the same restrictions as set forth in article 6 paragraph 4 of these Articles of Association, and (iii) the independent voting rights representative to the extent that the latter has been appointed as proxy by shareholders.

(4) The Board of Directors shall issue the rules regarding the participation in and representation at the General Meeting and determine the requirements as to proxies and instructions. A shareholder may ~~only~~ be represented at the General Meeting by the independent voting rights representative, its legal representative or, by means of a written proxy, by another shareholder with the right to vote. All shares held by a shareholder may only be represented by one person.

(5) The General Meeting shall elect the independent voting rights representative for a term of office until completion of the next ordinary General Meeting. Re-election is possible.

(6) If the Company does not have an independent voting rights representative, the Board of Directors shall appoint the independent voting rights representative for the next General Meeting."

representative, its legal representative or, by means of a written proxy, by ~~another~~ any other proxy who need not be a shareholder ~~with the right to vote~~. All shares held by a shareholder may only be represented by one person.

(5) The General Meeting shall elect the independent voting rights representative for a term of office until completion of the next ordinary General Meeting. Re-election is possible.

(6) If the Company does not have an independent voting rights representative, the Board of Directors shall appoint the independent voting rights representative for the next General Meeting."

The Board of Directors proposes the following amendments to Article 14 of the AoA:

Current Article 14	Proposed Amendments to Article 14

Article 14 – Resolutions, elections

"(1) The General Meeting shall pass its resolutions and decide its elections by the absolute majority of the votes attached to the shares represented, unless required otherwise by law or these Articles of Association. In the event of a tie, the resolution shall be deemed refused.

(2) Two thirds of the votes represented and the absolute majority of the par value of shares represented shall be required for the General Meeting to adopt resolutions on the following matters:

1. the amendment of the purpose of the Company;

2. the creation of shares with privileged voting rights;

3. the restriction on the transferability of registered shares or their registration with voting rights and the cancelation of such a restriction;

4. an authorized or conditional increase in share capital;

Article 14 – Resolutions, elections

"(1) The General Meeting shall pass its resolutions and decide its elections by the ~~absolute~~ majority of the votes attached to the shares represented, unless required otherwise by law or these Articles of Association. In the event of a tie, the resolution shall be deemed refused.

(2) Two thirds of the votes represented and the ~~absolute~~ majority of the par value of shares represented shall be required for the General Meeting to adopt resolutions on the following matters:

1. the amendment of the purpose of the Company;

2. the creation of shares with privileged voting rights;

3. the restriction on the transferability of registered shares or their registration with voting rights and the cancelation of such a restriction;

5. an increase in share capital through the conversion of equity surplus, against contributions in kind or for purposes of an acquisition of assets, or the granting of special benefits;

6. the limitation or withdrawal of pre-emptive rights;

7. the relocation of the registered office of the Company;

8. the dissolution of the Company;

9. mergers, demergers and conversions pursuant to the Swiss federal act on merger, demerger, conversion and transfer of assets and liabilities (the Merger Act);

10. the conversion of registered shares into bearer shares;

11. the removal of any member of the Board of Directors or of its Chair before the end of his/her term of office; and

12. the amendment or repeal of the following provisions of these Articles of Association, with the exception of editorial amendments that do not effectively change their content:

(i) article 4a paragraph 1, 2, 4(g) and 4(h);

(ii) article 4c paragraph 1, 3 and 4;

(iii) article 6;

(iv) article 13 paragraph 2 and 3;

(v) article 14;

(vi) article 15; and

(vii) article 18."

4. ~~an authorized or~~ the introduction of conditional ~~increase in~~ share capital or the introduction of a capital range;

5. an increase in share capital through the conversion of equity surplus, against contributions in kind ~~or for purposes of an acquisition of assets~~, by set-off against a claim, or the granting of special benefits;

6. the limitation or withdrawal of pre-emptive rights;

7. the change of currency of the share capital;

8. the introduction of a casting vote for the person chairing the General Meeting;

9~~7~~. the relocation of the registered office of the Company;

10. the delisting of the Company's equity securities;

11~~8~~. the dissolution of the Company;

12. the introduction of an arbitration clause in the articles of association;

13~~9~~. mergers, demergers and conversions pursuant to the Swiss federal act on merger, demerger, conversion and transfer of assets and liabilities (the Merger Act);

14~~10~~. the conversion of registered shares into bearer shares;

15~~11~~. the removal of any member of the Board of Directors or of its Chair before the end of his/her term of office; and

16. the combination of shares; and

17~~12~~. the amendment or repeal of the following provisions of these Articles of Association, with the exception of editorial amendments that do not effectively change their content:

(i) article 4a paragraph 1, 2, 4(g) and 4(h);

(ii) article 4c paragraph 1, 3 and 4;

(iii) article 6;

(iv) article 13 paragraph 2 and 3; (v) article 14; (vi) article 15; ~~and~~ (vii) article 18~~.~~; and (viii) article 35a."

The Board of Directors proposes the following amendments to the heading of Section 7 of the AoA:

Current Section 7	Proposed Amendments to Section 7
Section 7 – Notices, communications	Section 7 – ~~Notices~~ Means of Publication, communications

The Board of Directors proposes the following amendments to Article 35 of the AoA:

Current Article 35	Proposed Amendments to Article 35

Article 35 – Notices, communications

"(1) The official means of publication of the Company shall be the Swiss Official Gazette of Commerce.

(2) To the extent that personal notification is not mandated by law, all communications to the shareholders shall be deemed valid if published in the Swiss Official Gazette of Commerce. Written communications by the Company to its shareholders shall be sent by ordinary mail to the last address of the shareholder or authorized recipient entered in the share register. If neither these Articles of Association nor the law mandatorily require a communication to be in written form, the Company can validly send communications to the shareholders to the last email address of the shareholder or authorized recipient communicated to the Company, through the banking system, electronically, by publication in the Swiss Official Gazette of Commerce or in any other way. To comply with the written form, a facsimile or electronic copy of a signature shall be sufficient."

Article 35 – Notices, communications

"(1) The official means of publication of the Company shall be the Swiss Official Gazette of Commerce.

(2) ~~To the extent that personal notification is not mandated by law, all communications to the shareholders shall be deemed valid if published in the Swiss Official Gazette of Commerce. Written communications by the Company to its shareholders shall be sent by ordinary mail to the last address of the shareholder or authorized recipient entered in the share register. If neither these Articles of Association nor the law mandatorily require a communication to be in written form, the Company can validly send communications to the shareholders to the last email address of the shareholder or authorized recipient communicated to the Company, through the banking system, electronically, by publication in the Swiss Official Gazette of Commerce or in any other way. To comply with the written form, a facsimile or electronic copy of a signature shall be sufficient.~~In particular cases, the Board of

Directors may specify additional means of publication.

(3) Notices by the Company to the shareholders may, at the election of the Board of Directors, be validly given by publication in the Swiss Official Gazette of Commerce or in a form that allows proof by text."

g.	Corporate Governance and other matters

The Board of Directors proposes the following amendments to Article 19 of the AoA:

Current Article 19	Proposed Amendments to Article 19

Article 19 – Convening of meetings, resolutions, minutes

"(1) The Board of Directors shall meet at the invitation of its Chair or, if not available, of the Vice-Chair or of another member of the Board of Directors as often as the business of the Company shall require or if a member requests it in writing or via telefax, email or another form of electronic communication, indicating the reasons.

(2) Unless the organizational regulations adopted by the Board of Directors or a board resolution taken with the applicable attendance quorum provide otherwise, the Board of Directors shall only have a quorum if a majority of the members of the Board of Directors is present. No attendance quorum shall be required for resolutions of the Board of Directors providing for the amendment and ascertainment of a capital increase.

(3) Except as otherwise provided in the organizational rules, resolutions of the Board of Directors shall be adopted by the majority of the members present, provided that those present form a majority of the Board of Directors. In case of a tie, the Chair shall not have a casting vote.

(4) Resolutions may also be adopted by way of written consent or by approval via email or another form of electronic communication, unless a member of the Board of Directors requests discussion thereof.

(5) The decisions of the Board of Directors shall be recorded in minutes. The minutes shall be signed by the acting chair and the secretary."

Article 19 – Convening of meetings, resolutions, minutes

""(1) The Board of Directors shall meet at the invitation of its Chair or, if not available, of the Vice-Chair or of another member of the Board of Directors as often as the business of the Company shall require or if a member requests it in writing or via ~~telefax,~~ email or another form of electronic communication, indicating the reasons.

(2) Unless the organizational regulations adopted by the Board of Directors or a board resolution taken with the applicable attendance quorum provide otherwise, the Board of Directors shall only have a quorum if a majority of the members of the Board of Directors is present. No attendance quorum shall be required for resolutions of the Board of Directors providing for the amendment and ascertainment of ~~a~~ capital ~~increase~~ changes or a change in the currency of the share capital.

(3) Except as otherwise provided in the organizational rules adopted by the Board of Directors or in a board resolution taken with the applicable attendance quorum, resolutions of the Board of Directors shall be adopted by the majority of the members present, provided that those present form a majority of the Board of Directors. In case of a tie, the Chair shall not have a casting vote.

(4) Resolutions may also be adopted by way of written consent ~~or by approval via email or another~~

~~form of electronic communication~~ or electronically, unless a member of the Board of Directors requests discussion thereof.

(5) The decisions of the Board of Directors shall be recorded in minutes. The minutes shall be signed by the acting chair and the secretary."

The Board of Directors proposes the following amendments to Article 20 of the AoA:

Current Article 20	Proposed Amendments to Article 20

Article 20 – Powers of the Board of Directors

"(1) The Board of Directors may pass resolutions with respect to all matters which are not delegated to another corporate body of the Company by law, by these Articles of Association or by regulations.

(2) It shall have the following non-transferable and inalienable duties:

1. the ultimate management of the Company and the issuance of necessary instructions;

2. the determination of the organization of the Company;

3. the structuring of the accounting system, of the financial controls and of the financial planning;

4. the appointment and dismissal of the persons entrusted with management and representation of the Company, and issuance of rules on the signature authority;

5. the ultimate supervision of the persons entrusted with management, in particular in view of compliance with the law, these Articles of Association, regulations and directives;

6. the preparation of the annual report and the compensation report;

7. the preparation of the General Meeting and the implementation of its resolutions;

Article 20 – Powers of the Board of Directors

"(1) The Board of Directors may pass resolutions with respect to all matters which are not delegated to another corporate body of the Company by law, by these Articles of Association or by regulations.

(2) It shall have the following non-transferable and inalienable duties:

1. the ultimate management of the Company and the issuance of necessary instructions;

2. the determination of the organization of the Company;

3. the structuring of the accounting system, of the financial controls and of the financial planning;

4. the appointment and dismissal of the persons entrusted with management and representation of the Company, and issuance of rules on the signature authority;

5. the ultimate supervision of the persons entrusted with management, in particular in view of compliance with the law, these Articles of Association, regulations and directives;

6. the preparation of the annual report ~~and~~, the compensation report and, if applicable, the report on non-financial matters pursuant to article 964c CO and other reports as required by law, if any;

8. the adoption of resolutions on the increase of the share capital to the extent that such power is vested in the Board of Directors, the ascertainment of capital increases, the preparation of the report on the capital increase, and the respective amendments of these Articles of Association (including deletions);

9. the non-transferable and inalienable duties and powers of the Board of Directors pursuant to the Merger Act;

10. the notification of the judge if liabilities exceed assets; and

11. other powers and duties reserved to the Board of Directors by law or these Articles of Association.

(3) In all other respects, the Board of Directors may delegate in whole or in part the management and the representation of the Company within the framework set forth by these Articles of Association and the law to one or several of its members or to third parties by means of organizational regulations."

7. the preparation of the General Meeting and the implementation of its resolutions;

8. the adoption of resolutions on the ~~increase~~ change of the share capital to the extent that such power is vested in the Board of Directors, the ascertainment of ~~capital increases~~ capital changes, the preparation of the report on the capital increase, and the respective amendments of these Articles of Association (including deletions);

9. the non-transferable and inalienable duties and powers of the Board of Directors pursuant to the Merger Act;

10. the submission of a petition for debt-restructuring moratorium and the notification of the ~~judge if liabilities exceed assets; and~~ court in case of over-indebtedness; and

11. other powers and duties reserved to the Board of Directors by law or these Articles of Association.

(3) In all other respects, the Board of Directors may delegate in whole or in part the management and the representation of the Company within the framework set forth by these Articles of Association and the law to one or several of its members or to third parties by means of organizational regulations or by adopting a resolution."

The Board of Directors proposes the following amendments to Article 25 of the AoA:

Current Article 25	Proposed Amendments to Article 25

Article 25

"(1) The General Meeting shall elect the auditors of the Company (the Auditors) for a term of office until the completion of the next ordinary General Meeting. Re-election is possible.

(2) The Auditors shall have the powers and duties vested in them by law.

(3) The Board of Directors may mandate the Auditors at any time to perform special

Article 25 – Auditors

"(1) The General Meeting shall elect the auditors of the Company (the Auditors) for a term of office ~~until the completion of the next~~ of one financial year. Their term of office ends with the approval of the annual financial statements of the respective financial year by the ordinary General Meeting. Re-election is possible.

investigations, in particular interim audits, and to prepare a report on their findings."

(2) The Auditors shall have the powers and duties vested in them by law.

(3) The Board of Directors may mandate the Auditors at any time to perform special investigations, in particular interim audits, and to prepare a report on their findings."

The Board of Directors proposes the following amendments to Article 26 of the AoA:

Current Article 26	Proposed Amendments to Article 26

Article 26 – Approval of the compensation by the General Meeting

"(1) The General Meeting shall approve the proposals of the Board of Directors in relation to the aggregate amounts of:

1. the maximum compensation of the Board of Directors until the completion of the next ordinary General Meeting;

2. the maximum fixed compensation of the Executive Committee for the following financial year; and

3. the maximum variable compensation of the Executive Committee for the current financial year.

(2) The Board of Directors may submit for approval by the General Meeting deviating, additional or conditional proposals relating to the maximum aggregate amount or maximum partial amounts for the same or different periods and/or specific compensation components and/or in relation to additional amounts for specific compensation components.

(3) In the event that the General Meeting does not approve a proposal of the Board of Directors, the Board of Directors shall determine, taking into account all relevant factors, the respective (maximum) aggregate amount or (maximum)

Article 26 – Approval of the compensation by the General Meeting

"(1) The General Meeting shall approve the proposals of the Board of Directors in relation to the aggregate amounts of:

1. the maximum compensation of the Board of Directors until the completion of the next ordinary General Meeting;

2. the maximum fixed compensation of the Executive Committee for the following financial year; and

3. the maximum variable compensation of the Executive Committee for the current financial year.

(2) The Board of Directors may submit for approval by the General Meeting deviating, additional or conditional proposals relating to the maximum aggregate amount or maximum partial amounts for the same or different periods and/or specific compensation components and/or in relation to additional amounts for specific compensation components.

(3) In the event that the General Meeting does not approve a proposal of the Board of Directors, the Board of Directors shall determine, taking into account all relevant factors, the respective (maximum) aggregate amount or (maximum)

partial amounts, and submit the amount(s) so determined for approval by a General Meeting.

(4) The Company or companies controlled by it may pay or grant compensation prior to approval by the General Meeting, subject to subsequent approval."

partial amounts, and submit the amount(s) so determined for approval by a General Meeting.

(4) The Company or companies controlled by it may pay or grant compensation prior to approval by the General Meeting, subject to subsequent approval.

(5) If variable compensation is approved prospectively, the Board of Directors shall submit the compensation report to the General Meeting for a consultative vote."

The Board of Directors proposes the following amendments to Article 27 of the AoA:

Current Article 27	Proposed Amendments to Article 27

Article 27 – Supplementary amount for changes to the Executive Committee

"If the maximum aggregate amount of compensation already approved by the General Meeting is not sufficient to also cover the compensation of one or more persons who become members of the Executive Committee or are being promoted within the Executive Committee after the General Meeting has approved the compensation of the Executive Committee for the relevant period, then the Company or companies controlled by it shall be authorized to pay such member(s) a supplementary amount during the compensation period(s) already approved. The supplementary amount per compensation period per member shall not exceed 100% of the aggregate amount of (maximum) compensation of the Executive Committee last approved."

Article 27 – Supplementary amount for changes to the Executive Committee

"If the maximum aggregate amount of compensation already approved by the General Meeting is not sufficient to also cover the compensation of one or more persons who become members of ~~the Executive Committee or are being promoted within~~ the Executive Committee after the General Meeting has approved the compensation of the Executive Committee for the relevant period, then the Company or companies controlled by it shall be authorized to pay such member(s) a supplementary amount during the compensation period(s) already approved. The supplementary amount per compensation period per member shall not exceed 100% of the aggregate amount of (maximum) compensation of the Executive Committee last approved."

The Board of Directors proposes the following amendments to Article 29 of the AoA:

Current Article 29	Proposed Amendments to Article 29

Article 29 – Agreements with members of the Board of Directors and the Executive Committee

"(1) The Company or companies controlled by it may enter into agreements with non-executive members of the Board of Directors relating to their compensation for a fixed term or for an indefinite term. The duration and termination are subject to the term of office and the law.

(2) The Company or companies controlled by it may enter into employment agreements with executive members of the Board of Directors and other members of the Executive Committee for a fixed term or for an indefinite term. Fixed term agreements may have a maximum duration of one year; renewal is possible. Agreements for an indefinite term may have a notice period of maximum twelve months.

(3) The Company or companies controlled by it may enter into non-compete agreements with members of the Executive Committee for the time after termination of employment. Their duration shall not exceed two years, and consideration paid per year for such non-compete undertaking shall not exceed the sum of the total annual compensation of such member last paid or payable for the first time. "

Article 29 – Agreements with members of the Board of Directors and the Executive Committee

"(1) The Company or companies controlled by it may enter into agreements with non-executive members of the Board of Directors relating to their compensation for a fixed term or for an indefinite term. The duration and termination are subject to the term of office and the law.

(2) The Company or companies controlled by it may enter into employment agreements with executive members of the Board of Directors and other members of the Executive Committee for a fixed term or for an indefinite term. Fixed term agreements may have a maximum duration of one year; renewal is possible. Agreements for an indefinite term may have a notice period of maximum twelve months.

(3) The Company or companies controlled by it may enter into non-compete agreements with members of the Executive Committee for the time after termination of employment. Their duration shall not exceed two years, and consideration paid per year for such non-compete undertaking shall not exceed the ~~sum of the total annual~~ average compensation of such member ~~last paid or payable for the first time~~ of the last three financial years."

The Board of Directors proposes the following amendments to Article 30 of the AoA:

Current Article 30	Proposed Amendments to Article 30

Article 30 – Mandates outside of the group

"(1) The number of mandates on the Board of Directors or the Executive Committee of legal entities that have to be registered in a Swiss commercial register or a similar foreign register outside the group is limited:

(a) for members of the Executive Committee, to 7 mandates, of which no more than 2 in a listed company; and

Article 30 – Mandates outside of the group

"(1) The number of mandates on the Board of Directors ~~or~~, the Executive Committee ~~of legal entities that have to be registered in a Swiss commercial register or a similar foreign register outside the group~~ or comparable functions at other enterprises with an economic purpose is limited:

(a) for members of the Executive Committee, to 7 mandates, of which no more than 2 in a listed company; and

(b) for members of the Board of Directors, to 15 mandates, of which no more than 5 in listed companies.

(2) Mandates in different legal entities being part of the same group or for the same group are deemed to be one mandate.

(3) Mandates in associations, charitable organizations, family trusts and foundations relating to post-retirement benefits are not subject to the above limitations. No member of the Board of Directors or the Executive Committee shall hold more than 10 such mandates."

(b) for members of the Board of Directors, to 15 mandates, of which no more than 5 in listed companies.

(2) Mandates in different legal entities being part of the same group or for the same group are deemed to be one mandate.

(3) Mandates in associations, charitable organizations, family trusts and foundations relating to post-retirement benefits as well as mandates held at the request of the Company or companies controlled by it are not subject to the above limitations. No member of the Board of Directors or the Executive Committee shall hold more than 10 such mandates."

The Board of Directors proposes the following amendments to Article 32 of the AoA:

Current Article 32	Proposed Amendments to Article 32

Article 32 – Financial year, annual and compensation report

"(1) The Company's financial year shall be determined by the Board of Directors.

(2) The Board of Directors shall prepare an annual report for each financial year, comprising the annual financial statements, if required, the management report and the consolidated financial statements, as well as a compensation report."

Article 32 – Financial year, annual and compensation report

"(1) The Company's financial year shall be determined by the Board of Directors.

(2) The Board of Directors shall prepare an annual report for each financial year, comprising the annual financial statements, if required, the management report and the consolidated financial statements, as well as a compensation report and any other report required by law."

Reconciliation of IFRS to Non-IFRS Financial Measures

SOPHiA GENETICS SA

Reconciliation of IFRS Revenue Growth to Constant Currency Revenue Growth

and Constant Currency Revenue Growth Excluding COVID-19-Related Revenue

(Amounts in USD thousands, except for %)

(Unaudited)

	Year ended December 31, 2022
	2022	2021	Growth
IFRS revenue	$47,560	$40,450	18%
Current period constant currency impact	5,931	—
Constant currency revenue	$53,491	$40,450	32%
COVID-19-related revenue	(1,080)	(2,642)
Constant currency impact on COVID-19-related revenue	123	—
Constant currency revenue excluding COVID-19-related revenue	$52,534	$37,808	39%

SOPHiA GENETICS SA

Reconciliation of IFRS to Adjusted Gross Profit and Gross Profit Margin

(Amounts in USD thousands, except percentages)

(Unaudited)

	Three months ended December 31,
	2022	2021
Revenue	$13,384	$10,937
Cost of revenue	(3,753)	(4,107)
Gross profit	$9,631	$6,830
Amortization of capitalized research & development expenses(1)	378	154
Damaged inventory write-off(2)	—	88
Adjusted gross profit	$10,009	$7,072

Gross profit margin	72%	62%
Amortization of capitalized research & development expenses(1)	3%	2%
Damaged inventory write-off(2)	—%	1%
Adjusted gross profit margin	75%	65%

Notes to the Reconciliation of IFRS to Adjusted Financial Measures Tables

(1)       Amortization of capitalized research and development expenses consists of software development costs amortized using the straight-line method over an estimated life of five years. These expenses do not have a cash impact but remain a recurring expense generated over the course of our research and development initiatives.

(2)       Damaged inventory write-off consists of expenses associated with the write-off of inventory that were damaged as a result of a refrigeration equipment malfunction. We expect such expenses could still be incurred from time to time.